# FORM 8–K

# CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported):  September 29, 2003

# Electronic Data Systems Corporation

(Exact name of registrant as specified in its charter)

| Delaware | 01-11779 | 75-2548221 |
|---|---|---|
| (State of Incorporation) | (Commission File Number) | (IRS Employer Identification No.) |

5400 Legacy Drive
Plano, Texas 75024-3105
(Address of Principal Executive Offices,
Including Zip Code)

Registrant's telephone number, including area code:  (972) 604-6000

## Item 9.  Regulation FD Disclosure

Effective as of September 29, 2003, Electronic Data Systems Corporation, a Delaware corporation ("EDS"), completed the renegotiation of its committed lines of credit, including a reduction of the aggregate commitment from $1.25 billion to $1 billion.  EDS' $625 million Revolving Credit and Term Loan Agreement, which terminated on September 11, 2003, has been replaced with a $450 million Three-Year Multi-Currency Revolving Credit Agreement with a syndicate of banks, including Bank of America, N.A. and Citicorp North America, Inc, as Joint Syndication Agents, and Citicorp North America, Inc., as Administrative Agent.  In addition, EDS' existing $625 million Multi-Currency Revolving Credit Agreement has been amended and restated to include financial and other terms similar to the new Three Year Multi-Currency Revolving Credit Agreement and to reduce the commitment thereunder to $550 million.  There were no amounts outstanding under the predecessor credit facilities and there continue to be no amounts outstanding under the new facilities.

## SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ELECTRONIC DATA SYSTEMS
CORPORATION

September 29, 2003                        By:   /s/ D. Gilbert Friedlander
                                              D. Gilbert Friedlander, Senior Vice
                                              President, General Counsel and Secretary